                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          THE SPORTS CLUB COMPANY, INC.
                          -----------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    84917P10
                                    --------
                                 (CUSIP NUMBER)

                            JOSEPH P. BARTLETT, ESQ.
           GREENBERG GLUSKER FIELDS CLAMAN MACHTINGER & KINSELLA, LLP
                      1900 AVENUE OF THE STARS, SUITE 2100
                              LOS ANGELES, CA 90067
                                 (310) 201-7481

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                DECEMBER 12, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Name of Filing Person
    S.S. or I.R.S. Identification No. of Above Person

         Les E. Lederer

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                            (A)  / /
                                                            (B)  / /

(3) SEC Use Only

(4) Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
    2(d) or 2(e)                                                 / /

(6) Citizenship or Place of Organization

         U.S.

                              (7)  Sole Voting Power
                                   1,225,900

Number of Shares              (8)  Shared Voting Power
Beneficially Owned                 217,800
by Each Reporting
Person With                   (9)  Sole Dispositive Power
                                   1,225,900

                              (10) Shared Dispositive Power
                                   217,800

(11) Aggregate Amount Beneficially Owned by Each Filing Person
     1,443,700

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)  Percent of Class Represented by Amount in Row (11)
      7.6%(1)

(14)  Type of Filing Person (See Instructions)
      IN

--------

(1) Based on (a) 18,977,638 shares of Common Stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

Item 1.  Security and Issuer

         Issues:  The Sports Club Company, Inc.

         Security:  Common Stock, par value $0.01 per share

Item 2.  Identity and Background

         (a) This Statement is being filed by Les E. Lederer (the "Filing Person").

         (b) The Filing Person's business address is 1990 Westwood Blvd., Third Floor, Los Angeles, California 90025.

         (c) Attorney.

         (d) The Filing Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Filing Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Filing Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         All shares were purchased using personal funds.

         Since May 1, 2005, the Filing Person has purchased the following shares in brokered transactions on the American Stock Exchange and on the NASDAQ market:

                Date                    Number of Shares        Price Per Share
                ----                    ----------------        ---------------

             09/15/2005                            8,800                 $1.300
             09/28/2005                            4,200                 $1.300
             11/01/2005                            5,000                 $.7500
             11/08/2005                            5,000                 $.7500
             11/09/2005                           15,000                 $.7000
             11/14/2005                           25,000                 $.4900
             11/18/2005                           15,000                 $.5000
             11/25/2005                            5,000                 $.5500
             11/30/2005                           25,000                 $.6000
             12/09/2005                           12,500                 $.7190
             12/12/2005                           28,900                 $.7200
             12/16/2005                            5,000                 $.7000
             12/16/2005                           10,000                 $.7200
             12/20/2005                           50,000                 $.7185
             12/21/2005                           36,500                 $.7045
             12/22/2005                           93,000                 $.7085
             12/23/2005                           27,500                 $.7000
             12/28/2005                           75,000                 $.7099
             01/05/2006                           10,000                 $.7100
             01/06/2006                          100,000                 $.7100
             01/17/2006                           52,500                 $.7119
             01/20/2006                            5,000                 $.7100
             01/26/2006                           10,000                 $.7100
                                                 623,900

Item 4.  Purpose of Transaction

         The Filing Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) As of the date of this Amendment No. 5 to Schedule 13D, the Filing Person beneficially owns 1,443,700 shares of Common Stock.

         (b) The Filing Person shares voting and dispositive power over 217,800 shares of Common Stock with the LCP Trust, whose beneficiaries and trustees are the Filing Person and his spouse, Joyce E. Lederer, and has sole voting and dispositive power over 1,225,900 shares of Common Stock owned by the Filing Person and by LSP Trust, whose sole trustee and beneficiary is the Filing Person. The address of Joyce E. Lederer and each trust is 1990 Westwood Blvd., 3rd Floor, Los Angeles, California, 90025. None of Joyce E. Lederer and the trusts (a) have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (b) have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Lederer is a citizen of the United States, and each trust is organized under the laws of the State of California.

         (c) See Item 3.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.

SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.


Dated:  February 2, 2006                        /s/ Les E. Lederer
                                                --------------------------------
                                                Les E. Lederer